Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Cord Blood Corporation:

We consent to the incorporation by reference in the registration statements No. 333-183143 and No. 333-191121 on Form F-3 of China Cord Blood Corporation of our reports dated July 28, 2016, with respect to the consolidated balance sheet of China Cord Blood Corporation and subsidiaries as of March 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of March 31, 2016, which reports appear in the March 31, 2016 annual report on Form 20-F of China Cord Blood Corporation.

/s/ KPMG Huazhen LLP

Shanghai, China
July 28, 2016